SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TKK SYMPHONY ACQUISITION CORPORATION

(Name of Subject Company (Issuer) and (Name of Filing Person (Issuer))

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G88950103

(CUSIP Number of Class of Securities)

c/o Texas Kang Kai Capital Management (Hong Kong) Limited

2039, 2/F United Center,

95 Queensway Admiralty, Hong Kong

+852 6212 8493

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 370-1300

CALCULATION OF FILING FEE

Transaction Value: $256,500,000*	Amount of Filing Fee: $33,293.70**

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction value assumes the purchase of a total of 25,000,000 outstanding ordinary shares of TKK Symphony Acquisition Corporation, par value $0.0001 per share, at the tender offer price of $10.26 per share.

**	The amount of the filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $129.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4

☐	Going-private transaction subject to Rule 13e-4

☐	Amendment to Schedule 13D under Rule 13d-2

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer.

SCHEDULE TO

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by TKK Symphony Acquisition Corporation, a Cayman Islands exempted company (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 25,000,000 of its issued and outstanding ordinary shares, par value $0.0001 per share (the “ordinary shares”), at a price of $10.26 per share, net to the seller in cash for an aggregate purchase price of up to $256,500,000. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated October 17, 2019 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Questions and Answers About the Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of the issuer is TKK Symphony Acquisition Corporation. The Company is incorporated under the laws of the Cayman Islands. The Company’s address is c/o Texas Kang Kai Capital Management (Hong Kong) Limited 2039, 2/F United Center, 95 Queensway Admiralty, Hong Kong.

(b) Securities.

This Schedule TO relates to the Company’s ordinary shares, par value $0.0001 per share.  As of October 17, 2019, the date of commencement of the tender offer, the Company had 31,450,000 ordinary shares issued and outstanding.

(c) Trading Market and Price.

Not applicable.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth in the following table:

Name	Position
Sing Wang	Chief Executive Officer and Chairman
Ian Lee	Chief Financial Officer and Director
Ronald Issen	Chief Investment Officer
Joanne Ng	Senior Director of Business Development
James Heimowitz	Director
Stephen Markscheid	Director
Zhe Zhang	Director

The address and telephone number of each director and executive officer of the Company is: c/o Texas Kang Kai Capital Management (Hong Kong) Limited, 2039, 2/F United Center, 95 Queensway, Admiralty, Hong Kong.

Item 4.	Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term,” “Questions and Answers About the Offer” and “The Offer—General” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer—Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer—Scheduled Expiration of the Offer” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers” and “The Offer—Procedures for Tendering Ordinary Shares—Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” and “The Offer—Procedures for Tendering Ordinary Shares” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Questions and Answers About the Offer” and “The Offer—Purchase of Ordinary Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) Not applicable.

(1)(x) The information set forth in the sections of the Offer to Purchase titled “Description of TKK’s Securities and Material Differences in the Rights of Shareholders Following the Business Combination” is incorporated herein by reference.

(1)(xi) The information set forth in the section of the Offer to Purchase titled “The Business Combination—Anticipated Accounting Treatment.”

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(2)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Business Combination” and “The Share Exchange Agreement” is incorporated herein by reference.

(2)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Business Combination,” “The Offer,” and “The Share Exchange Agreement” is incorporated herein by reference.

(2)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” and “The Business Combination” is incorporated herein by reference.

(2)(iv) The information set forth in the section of the Offer to Purchase titled “The Business Combination—Shareholder Approvals” is incorporated herein by reference.

(2)(v) The information set forth in the section of the Offer to Purchase titled “Description of TKK’s Securities and Material Differences in the Rights of Shareholders Following the Business Combination” is incorporated herein by reference.

(2)(vi) The information set forth in the section of the Offer to Purchase titled “The Business Combination—Anticipated Accounting Treatment” is incorporated herein by reference.

(2)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer” and “The Offer—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Questions and Answers About the Offer,” “The Offer—Purpose of the Offer” and “The Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Information About TKK and Glory Star Group— Information about TKK Symphony Acquisition Corporation,” “Purpose of the Offer; Certain Effects of the Offer,” “The Business Combination—General Description of the Business Combination; Closing Consideration,” “The Business Combination—Additional Agreements, “The Share Exchange Agreement,” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer—General,” and “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Purchase titled “The Offer—Purpose of the Offer; Certain Effects of the Offer,” and “The Offer—Source and Amount of Funds,” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Business Combination,” “The Share Exchange Agreement,” “The Offer—Source and Amount of Funds,” and “Management of the Combined Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Offer—General,” “The Offer—Purchase Price,” and
“The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Risk Factors,” “The Merger Agreement—Conditions to Closing of the Business Combination,” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Risk Factors,” “Principal Shareholders” and “Certain Relationships and Related Party Transactions” is incorporated herein by reference.

(b) Securities Transactions.

Neither the Company, nor to the Company’s knowledge after reasonable inquiry have any of its officers or directors engaged in any transactions in the ordinary shares required to be disclosed in this Item 8(b).

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The Company has retained Continental Stock Transfer & Trust Company (“CST”) to act as the Depositary and Morrow Sodali LLC to act as Information Agent in connection with the Offer. The Information Agent may contact holders of ordinary shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and Depositary will receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

The information set forth in the section of the Offer to Purchase titled “Questions and Answers About the Offer,” “The Offer— Purpose of the Offer; Certain Effects of the Offer” and “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) The information set forth in the section of the Offer to Purchase titled “Selected Historical Financial Information of TKK,” “Selected Historical Financial Information of Glory Star Group,” “Selected Unaudited Pro Forma Condensed Combined Financial Information,” “Unaudited Condensed Combined Pro Forma Financial Statements,” and “Financial Statements” is incorporated herein by reference.

The Company’s audited financial statements for the period from February 5, 2018 (inception) to December 31, 2018 are incorporated herein by reference from its Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

(b) The information set forth in the section of the Offer to Purchase titled “Selected Unaudited Pro Forma Condensed Combined Financial Information,” and “Unaudited Condensed Combined Pro Forma Financial Statements” is incorporated herein by reference.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “The Share Exchange Agreement,” “Certain Relationships and Related Party Transactions” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(B) hereto, is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” “Questions and Answers About the Offer,” “Forward-Looking Statements,” “Risk Factors,” and “Where You Can Find More Information” is incorporated herein by reference.

Item 12.	Exhibits

See Exhibit List immediately following the signature page.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TKK SYMPHONY ACQUISITION CORPORATION

/s/ Sing Wang
Name: Sing Wang
Title: Chief Executive Officer

Dated: October 17, 2019

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated October 17, 2019.

(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press release, dated October 17, 2019.

(b)	Not applicable.

(d)(1)	Underwriting Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation and the representatives of the several underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).

(d)(2)	Amended and Restated Memorandum and Article of Association (incorporated by reference to Exhibit 3.1 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).

(d)(3)	Warrant Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).

(d)(4)	Rights Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.2 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).

(d)(5)

Investment Management Trust Agreement, dated August 15, 2018, by and between the TKK Symphony Acquisition Corporation and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).

(d)(6)	Registration Rights Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, and the holders party thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).

(d)(7)

Share Escrow Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation, the holders party thereto and Continental Stock Transfer & Trust Company, as escrow agent (incorporated by reference to Exhibit 10.3 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).

(d)(8)

Warrant Subscription Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and Giant Fortune International Limited (incorporated by reference to Exhibit 10.4 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).

(d)(9)	Letter Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and TKK Symphony Sponsor I (incorporated by reference to Exhibit 10.5 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).

(d)(10)	Letter Agreement, dated August 15, 2018, by and between TKK Symphony Acquisition Corporation and TKK Capital Holding (incorporated by reference to Exhibit 10.6 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).

(d)(11)	Letter Agreement, dated August 15, 2018, by and among TKK Symphony Acquisition Corporation, Sing Wang, Ian Lee, Ronald Issen, Joanne Ng, James Hemowitz, Stephen Markschied, Zhe Zhang, Huang Po Wan and Tham Kit Wan (incorporated by reference to Exhibit 10.7 to the Form 8-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on August 21, 2018).

(d)(12)

Share Exchange Agreement, dated as of September 6, 2019, by and among TKK Symphony Acquisition Corporation, Glory Star New Media Group Limited, Glory Star New Media (Beijing) Technology Co., Ltd., Xing Cui Can International Media (Beijing) Co., Ltd., Horgos Glory Star Media Co., Ltd., each of Glory Star New Media Group Limited’s shareholders, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and Zhang Bing, in the capacity as the Seller Representative (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by TKK Symphony Acquisition Corporation, on September 12, 2019).

(d)(13)

Registration Rights Agreement, dated as of September 6, 2019, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and shareholders of Glory Star New Media Group Limited named as Investors therein (incorporated by reference to Exhibit 10.2 to the Form 10-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on September 12, 2019).

(d)(14)

Form of Lock-Up Agreement, by and among TKK Symphony Acquisition Corporation, TKK Symphony Sponsor 1, in the capacity as the Purchaser Representative, and shareholders of Glory Star New Media Group Limited (incorporated by reference to Exhibit 10.3 to the Form 10-K of TKK Symphony Acquisition Corporation, filed with the Securities and Exchange Commission on September 12, 2019).

(d)(15)	Unsecured Promissory Note, dated as of September 6, 2019, issued by TKK Symphony Acquisition Corporation to TKK Symphony Sponsor 1 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by TKK Symphony Acquisition Corporation, on September 12, 2019).

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.